SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

 PT Indosat Tbk

 (Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

INDOSAT DELIVERED HUMANITY AID AND TO RECOVER ITS COMMUNICATION INFRASTRUCTURE IN ACEH

Medan, 29 Desember 2004. INDOSAT delivered humanity aid to the victims of natural disaster in the Nangroe Aceh Darussalaam and North Sumatera are. The humanity aid were delivered by the Directors of Indosat and witnessed by Djamhari Sirat, Director General of Post and Telecommunications in Indosat West Regional Office in Medan.

“We share our deepest condolences on the occurrence of this catastrophe in NAD and North Sumatera. As part of our Company’s social responsibility, we organized aid fund from the Company, our employees and subsidiaries. We hope that this aid will help relieve our fellow citizens who were affected by this disaster”, said Wahyu Wijayadi, Indosat’s Director of Fixed Telecommunications and MIDI.

This humanity aid is part of an aid fund amounted to Rp1 billion prepared by Indosat to reflect Indosat’s care on the national disaster striking Nangroe Aceh Darussalaam and North Sumatera recently.

A number of Indosat telecommunications facilities are affected by this disaster. Out of the 33 BTSs that Indosat operates in NAD, 16 BTSs are out of functions. Two of the BTSs, namely in Lamnyong (Darussalam) and Peukan Bada were damaged but the towers are intact. Likewise, the BTS in Meulaboh are out of functions. While the BSC which control the telecommunication traffic for Banda Aceh and surrounding areas is also damaged. In addition to that, Indosat’s VSAT service is also affected.

Due to these damages, the networks are out of service for Banda Aceh and surrounding areas including Sabang, Sigli and Meulaboh. But, Indosat’s services are still available in Lhoksumawe, Bireun, Arun, Lhoksukon, Langsa, Kuala Simpang, Tapak Tuan, Kutacane, Singkil, Takengon and Gayoluwes. Facilities in North and other part of Sumatera are fully intact.

“Delivery of this aid is conducted in conjunction with the Indonesian Red Cross and NAD and North Sumatera Recovery Team as well as other relevant agencies and are directed to the most required areas. In addition to that, currently efforts are being conducted to recover part of the communications facilities in NAD to support the recovery and rescue missions in the area,” said Wahyu Wijayadi, Indosat’s Director of Fixed Telecommunications and MIDI.

PT Indosat Tbk is the leading telecommunication network, service and information provider in Indonesia providing : cellular, fixed telecommunication and MIDI (multimedia, data communications and internet). During the nine months of 2004, our cellular business contributed 68.5% to the Company’s operating revenue. In the mean time, IDD contributed 16.4% and MIDI & other services contributed 15.1%. Indosat’s shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE: IIT)

For further information, please contact :

Corporate Secretary

Telp : 62-21-3869614

Fax : 62-21-3804045

E-mail: investor@indosat.com

Website: www.indosat.com

Public Relations Department

Telp : 62-21-3869625

Fax  : 62-21-3812617

E-mail : publicrelations@indosat.com

Website : www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law.

Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.//

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            PT Indosat Tbk

Date  January 8, 2005

By  :

_______________________________

Name

:   Ng Eng Ho

Title

:

Deputy President Director